July 18, 2007

07025670

Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon C.M. Luk
Simon.Luk@hellerehrman.com
Direct +852.2292.2222
Main +852.2292.2000
Fax +852.2292.2200

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA

Attention Filer Support
Mail Stop 1-4

SUPPL

Ladies and Gentlemen:

SEC FILE NO. 82-3648

Re: Techtronic Industries Company Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Techtronic Industries Company Limited (the "Company"), S.E.C. File No. 82-3648, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's joint announcement regarding close of mandatory conditional general offers, dated July 3, 2007, published (in the English language) in The Standard and published (in the Chinese language) in Hong Kong Economic Times, both on July 4, 2007; and

(2) The Company's announcement regarding Annual General Meeting held on May 29 2007 - poll results, dated May 29, 2007, published (in the English language) in The Standard and published (in the Chinese language) in Hong Kong Economic Times, both on May 30, 2007.

The part of the enclosed documents that is in Chinese substantially restates the information appearing elsewhere in English.

Dlw 8/3

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed and stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: Techtronic Industries Company Limited

19056\0001\42sec.doc

Cordless Industries Inc.
(incorporated in the British Virgin Islands)

Techtronic Industries Co. Ltd.
(incorporated in Hong Kong with limited liability)
(Stock code: 669)

JOINT ANNOUNCEMENT

Mandatory conditional general offers made by Platinum Securities Company Limited on behalf of Cordless Industries Inc. to acquire all the issued shares, American depositary shares and zero coupon convertible bonds of and cancel all outstanding share options of Techtronic Industries Company Limited (other than those already owned by Cordless Industries Inc. and parties acting in concert with it)

CLOSE OF MANDATORY CONDITIONAL GENERAL OFFERS

Financial Adviser to Cordless Industries Inc.

PLATINUM Securities

The TTI Offers made by Platinum on behalf of the Offeror (with the exception of the TTI ADS Offer which closed on Monday, 2 July 2007) closed on Tuesday, 3 July 2007.

As at 4:00 p.m. (Hong Kong time) on Tuesday, 3 July 2007, and in the case of the TTI ADS Offer, 5:00 p.m. (New York time) on Monday, 2 July 2007, being the latest time for acceptance of the TTI Offers, the Offeror had received valid acceptances in respect of 4,201 TTI ADSs under the TTI ADS Offer, representing approximately 0.06% of the TTI ADSs, and 108,336 TTI Shares under the TTI Share Offer, representing approximately 0.01% of the TTI Shares in issue. There were nil acceptances regarding the TTI Option offer and the TTI Bond Offer by the holders of the TTI Options and the TTI Bonds, respectively. The Offeror did not extend the period of the TTI Offers and therefore, the TTI Offers have expired and lapsed.

INTRODUCTION

Reference is made to the joint announcement dated 14 May 2007 (the ***Joint Announcement***) issued by Cordless Industries Inc. (the ***Offeror***) and Techtronic Industries Company Limited (***TTI***), and the composite offer and response document despatched by the Offeror and TTI to TTI Shareholders and holders of TTI Securities (the ***Composite Document***) on 4 June 2007. Unless the context requires otherwise, terms defined in the Composite Document have the same meaning when used in this announcement.

CLOSE OF THE TTI OFFERS AND LEVEL OF ACCEPTANCES

The TTI Offers made by Platinum on behalf of the Offeror (with the exception to the TTI ADS Offer which closed on Monday, 2 July 2007) closed on Tuesday, 3 July 2007 (the ***Closing Date***).

As at 4:00 p.m. (Hong Kong time) on the Closing Date, and in the case of the TTI ADS Offer, 5:00 p.m. (New York time) on Monday, 2 July 2007, being the latest time for acceptance of the TTI Offers, the Offeror had received valid acceptances in respect of 4,201 TTI ADSs under the TTI ADS Offer, representing approximately 0.06% of the TTI ADSs and 108,336 TTI Shares under the TTI Share Offer, representing approximately 0.01% of the TTI Shares in issue. There were nil acceptances regarding the TTI Option Offer and the TTI Bond Offer by the holders of the TTI Options and the TTI Bonds, respectively.

Immediately prior to commencement of the TTI Offers, the Offeror and its Concert Parties together held, controlled or directed 457,633,742 TTI Shares, representing approximately 30.41% of the enlarged issued share capital of TTI (enlarged by the exercise of 25,728,000 TTI Options by Mr. Horst Julius Pudwill and 12,864,000 TTI Options by Dr. Roy Chi Ping Chung *JP*, both on 14 May 2007) as at the date of the Joint Announcement, and held 2,060,000 TTI Options.

During the Offer Period, the Offeror and its Concert Parties did not acquire nor agree to acquire any TTI Shares and rights over TTI Shares.

EXPIRY AND LAPSE OF THE TTI OFFERS

As stated in the Composite Document, the TTI Share Offer was conditional upon the receipt of valid acceptances of the TTI Share Offer being received (and not, where permitted, withdrawn) by 4:00 p.m. (Hong Kong time) on the Closing Date, which would result in the Offeror and its Concert Parties holding more than 50% of the voting rights in TTI and the TTI Option Offer, the TTI Bond Offer and the TTI ADS Offer were conditional upon the TTI Share Offer becoming or being declared unconditional.

Based on the information in the preceding paragraphs and as the Offeror did not extend the period of the TTI Offers, the condition for the TTI Share Offer and the condition for the TTI Option Offer, the TTI Bond Offer and the TTI ADS Offer have not been fulfilled. As a result, the TTI Offers have not become unconditional as at 4:00 p.m. (Hong Kong time) on the Closing Date and have therefore expired and lapsed.

As the TTI Offers have lapsed, the Offeror will, as soon as possible and in any event within 10 days from the date hereof return the transfer receipt(s) and/or other document(s) of title tendered for acceptance under the TTI ADS Offer and the TTI Share Offer to the accepting holders of TTI ADSs and the accepting holders of TTI Shares, respectively, by ordinary post to the address shown on their respective Forms of Acceptance at their own risk.

By order of the board of	By order of the board of
Cordless Industries Inc.	**Techtronic Industries Company Limited**
Horst Julius Pudwill	**Chi Chung Chan**
Director	*Group Executive Director*

Hong Kong, 3 July 2007

As at the date of this announcement, the Directors of the Offeror are Mr. Horst Julius Pudwill and Dr. Roy Chi Ping Chung JP. The Directors of the Offeror jointly and severally accept full responsibility for the accuracy of the information in this announcement (other than in relation to TTI) and confirm, having made all reasonable enquiries, that to the best of their knowledge, their opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any of their statements in this announcement misleading.

As at the date of this announcement, the Group Executive Directors of TTI are Mr. Horst Julius Pudwill (Chairman and Chief Executive Officer), Dr. Roy Chi Ping Chung JP (Vice Chairman), Mr. Patrick Kin Wah Chan, Mr. Frank Chi Chung Chan and Mr. Stephan Horst Pudwill; the Non-Executive Director of TTI is Mr. Vincent Ting Kau Cheung; and the Independent Non-Executive Directors of TTI are Mr. Joel Arthur Schleicher, Mr. Christopher Patrick Langley OBE and Mr. Manfred Kuhlmann. The Directors of TTI jointly and severally accept full responsibility for the accuracy of the information in this announcement (other than in relation to the Offeror) and confirm, having made all reasonable enquiries, that to the best of their knowledge, their opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any of their statements in this announcement misleading.

This announcement is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Companies Information" and on the website of TTI at www.ttigroup.com under "News & Information – Announcements".

Cordless Industries Inc.
(於英屬處女群島註冊成立)

創科實業有限公司
(於香港註冊成立之有限公司)
(股份代號：669)

聯合公告

百德能證券有限公司
代表
Cordless Industries Inc.
提出強制性有條件全面收購建議
以收購創科實業有限公司
全部已發行股份、美國預託證券
及零息票可換股債券及註銷所有尚未行使之認股權
(Cordless Industries Inc.及
其一致行動人士已擁有者除外)

強制性有條件全面收購建議之截止

Cordless Industries Inc.之財務顧問

百德能
證券

百德能代表收購人提出之創科實業收購建議已於二零零七年七月三日(星期二)截止(惟創科實業美國預託證券收購建議則已於二零零七年七月二日(星期一)截止)。

於二零零七年七月三日(星期二)下午四時正(香港時間)，及就創科實業美國預託證券收購建議而言，於二零零七年七月二日(星期一)下午五時正(紐約時間)，即接納創科實業收購建議之最後時間，收購人根據創科實業美國預託證券收購建議收到涉及4,201份創科實業美國預託證券之有效接納，佔創科實業美國預託證券約0.06%，並根據創科實業股份收購建議收到涉及108,336股創科實業股份之有效接納，佔已發行創科實業股份約0.01%。收購人並無收到創科實業認股權及創科實業債券分別之持有人就創科實業認股權收購建議及創科實業債券收購建議之有效接納。收購人並無延長接納創科實業收購建議之期限，因此創科實業收購建議已告屆滿及失效。

緒言

茲提述Cordless Industries Inc.(*收購人*)與創科實業有限公司(*創科實業*)於二零零七年五月十四日聯合刊發之公告(*聯合公告*)，以及收購人及創科實業於二零零七年六月四日向創科實業股東及創科實業證券持有人寄發之綜合收購建議及回應文件(*綜合文件*)。除文義另有所指外，綜合文件所界定之詞彙應與本公告所用者具有相同涵義。

創科實業收購建議之截止及接納程度

百德能代表收購人提出之創科實業收購建議已於二零零七年七月三日(星期二)截止(惟創科實業美國預託證券收購建議則已於二零零七年七月二日(星期一)截止)(*截止日期*)。

於截止日期下午四時正(香港時間)，及就創科實業美國預託證券收購建議而言，於二零零七年七月二日(星期一)下午五時正(紐約時間)，即接納創科實業收購建議之最後時間，收購人根據創科實業美國預託證券收購建議收到涉及4,201份創科實業美國預託證券之有效接納，佔創科實業美國預託證券約0.06%，並根據創科實業股份收購建議收到涉及108,336股創科實業股份之有效接納，佔已發行創科實業股份約0.01%。收購人並無收到創科實業認股權及創科實業債券分別之持有人就創科實業認股權收購建議及創科實業債券收購建議之有效接納。

緊接創科實業收購建議開始前，收購人及其一致行動人士擁有、控制或指示457,633,742股創科實業股份，佔於聯合公告日期時創科實業經擴大之已發行股本約30.41%(透過由Horst Julius Pudwill先生行使25,728,000份創科實業認股權及鍾志平博士太平紳士行使12,864,000份創科實業認股權擴大，兩者均於二零零七年五月十四日進行)，以及持有2,060,000份創科實業認股權。

於收購建議期內，收購人及其一致行動人士並無收購或同意收購任何創科實業股份及有關創科實業股份之權利。

創科實業收購建議之屆滿及失效

如綜合文件所述，創科實業股份收購建議之條件為於截止日期下午四時正(香港時間)前所收到(及並無撤回，倘准許)之有效接納創科實業股份收購建議之股份數目能導致收購人及其一致行動人士持有創科實業多於50%投票權後方為有效，而創科實業認股權收購建議、創科實業債券收購建議及創科實業美國預託證券收購建議須待創科實業股份收購建議成為或被宣布為無條件後方為有效。

根據上述各段之資料及由於收購人並無延長接納創科實業收購建議之期限，創科實業股份收購建議之條件及創科實業認股權收購建議、創科實業債券收購建議及創科實業美國預託證券收購建議之條件均未達成。因此，創科實業收購建議於截止日期下午四時正(香港時間)未能成為無條件，故已告屆滿及失效。

由於創科實業收購建議已告失效，收購人將盡快並於任何情況下於本公告日期起計10日內，以平郵方式按接納創科實業美國預託證券收購建議及創科實業股份收購建議之創科實業美國預託證券持有人及創科實業股份持有人於其接納表格上所示之地址，向彼等退還其就接納創科實業美國預託證券收購建議及創科實業股份收購建議所提交之過戶收據及／或其他文件，當中風險概由創科實業美國預託證券持有人及創科實業股份持有人承擔。

承董事會命 Cordless Industries Inc. *董事* Horst Julius Pudwill	承董事會命 創科實業有限公司 *集團執行董事* 陳志聰

香港，二零零七年七月三日

於本公告日期，收購人之董事為Horst Julius Pudwill先生及鍾志平博士太平紳士。收購人之董事共同及個別對本公告所載資料(關於創科實業之資料除外)之準確性承擔一切責任，並在作出一切合理查詢後確認，就彼等所深知，本公告所載之意見乃經審慎周詳考慮後始作出，並且本公告並無遺漏任何其他事實，致使本公告所載任何聲明產生任何誤導。

於本公告日期，創科實業之集團執行董事為Horst Julius Pudwill先生(主席兼行政總裁)、鍾志平博士太平紳士(副主席)、陳建華先生、陳志聰先生及Stephan Horst Pudwill先生；創科實業之非執行董事為張定球先生；及創科實業之獨立非執行董事為Joel Arthur Schleicher先生、Christopher Patrick Langley先生OBE及Manfred Kuhlmann先生。創科實業之董事共同及個別對本公告所載資料(關於收購人之資料除外)之準確性承擔一切責任，並在作出一切合理查詢後確認，就彼等所深知，本公告中所載之意見乃經過審慎周詳之考慮後始作出，並且本公告並無遺漏任何其他事實，致使本公告所載任何聲明產生任何誤導。

本公告可於香港交易及結算所有限公司之網站(www.hkex.com.hk)「最新上市公司公告」一欄及創科實業之網站(www.ttigroup.com)「投資者關係－公告」一欄閱覽。

Techtronic Industries Co. Ltd.
(Incorporated in Hong Kong with limited liability)
(Stock Code : [illegible])

ANNUAL GENERAL MEETING HELD ON 29TH MAY 2007
POLL RESULTS

The poll results in respect of the resolutions proposed at the annual general meeting (the "AGM") of Techtronic Industries Company Limited (the "Company") held at Harbour Room, Level 3, The Ritz-Carlton, Hong Kong, 3 Connaught Road Central, Hong Kong on 29th May 2007 were as follows:

RESOLUTIONS PROPOSED AT THE AGM		NO. OF SHARES (%)	
		FOR	AGAINST
1.	To receive and consider the Statement of Accounts and the Reports of the Directors and Auditors for the year ended 31st December 2006.	980,844,413 (100.00%)	0 (0.00%)
2.	To declare a final dividend of HK12.60 cents per share for the year ended 31st December 2006.	878,502,670 (89.98%)	97,876,286 (10.02%)
3.(a)	To re-elect Dr. Roy Chi Ping Chung JP as Group Executive Director.	977,566,770 (99.78%)	2,144,090 (0.22%)
(b)	To re-elect Mr. Christopher Patrick Langley OBE as Independent Non-executive Director.	971,777,276 (99.19%)	7,929,384 (0.81%)
(c)	To re-elect Mr. Manfred Kuhlmann as Independent Non-executive Director.	958,104,176 (99.18%)	7,933,584 (0.82%)
(d)	To re-elect Mr. Stephan Horst Pudwill as Group Executive Director.	976,625,290 (99.69%)	3,085,570 (0.31%)
(e)	To authorise the Board of Directors of the Company to fix the Directors' remuneration for the year ending 31st December 2007.	968,317,180 (98.89%)	10,915,980 (1.11%)
4.	To re-appoint Deloitte Touche Tohmatsu as Auditors of the Company and authorise the Board of Directors to fix their remuneration.	1,001,583,780 (100.00%)	0 (0.00%)
5.	To approve the grant of general mandate to the Directors to allot, issue and deal with additional shares not exceeding (i) in the case of an allotment and issue of shares for cash, 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of the resolution; and (ii) in the case of an allotment and issue of shares for a consideration other than cash, 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing the resolution (less any shares allotted and issued pursuant to (i) above).	868,596,300 (86.72%)	133,004,480 (13.28%)
6.	To approve the grant of general mandate to the Directors to repurchase shares not exceeding 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing the resolution.	1,001,602,780 (99.99%)	6,000 (0.01%)
7.	To authorise the Directors to allot and issue additional shares equal to the number of shares repurchased by the Company pursuant to Resolution No. 6 above.	854,252,600 (85.34%)	146,763,980 (14.66%)
8.	To approve and adopt the 2007 Share Option Scheme.	674,293,312 (69.07%)	302,005,644 (30.93%)
9.	To approve the amendments to the Articles of Association of the Company.	1,000,956,080 (99.99%)	6,000 (0.01%)

As more than 50% of the votes were cast in favour of Resolutions No. 1 to No. 8, the resolutions were duly passed as ordinary resolutions. Furthermore, as more than 75% of the votes were cast in favour of Resolution No. 9, the resolution was duly passed as a special resolution.

As at the date of the AGM, the issued share capital of the Company was 1,505,050,652 shares, which was the total number of shares entitling the holders to attend and vote for or against all the resolutions proposed at the AGM. At the AGM, poll voting was demanded by the Chairman for voting on all proposed resolutions. There were no restrictions on the shareholders of the Company casting votes on any of the resolutions proposed at the AGM.

Messrs. Deloitte Touche Tohmatsu, the auditor of the Company, have acted as the scrutineer and compared the poll results summary to the poll forms collected by the Company. The work performed by Messrs. Deloitte Touche Tohmatsu in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

No parties have stated any intention in the circular of the Company dated 4th May 2007 that it would vote against or abstain from voting on any of the resolutions proposed at the AGM.

By order of the Board
Techtronic Industries Company Limited
Chi Chung Chan
Company Secretary

Hong Kong, 29th May 2007

As at the date of this announcement, the Board comprised five Group Executive Directors, namely, Mr. Horst Julius Pudwill (Chairman and Chief Executive Officer), Dr. Roy Chi Ping Chung JP (Vice Chairman), Mr. Patrick Kin Wah Chan, Mr. Frank Chi Chung Chan and Mr. Stephan Horst Pudwill, one Non-executive Director, namely, Mr. Vincent Ting Kau Cheung and three Independent Non-executive Directors, namely, Mr. Joel Arthur Schleicher, Mr. Christopher Patrick Langley OBE and Mr. Manfred Kuhlmann.

創科實業有限公司

(於香港註冊成立之有限公司)

(股份代號：669)

二零零七年五月二十九日舉行之股東週年大會
投票表決結果

創科實業有限公司(「本公司」)於二零零七年五月二十九日假座香港中環干諾道中3號香港麗嘉酒店3樓海景廳舉行之股東週年大會(「股東週年大會」)提呈之決議案之投票表決結果如下：

股東週年大會上提呈之決議案		股份數目(%)	
		贊成	反對
1.	省覽截至二零零六年十二月三十一日止年度之賬目與董事會及核數師報告書。	980,844,413 (100.00%)	0 (0.00%)
2.	宣派截至二零零六年十二月三十一日止年度之末期股息每股12.60港仙。	878,502,670 (89.98%)	97,876,286 (10.02%)
3.(a)	重選鍾志平博士GBS JP為集團執行董事。	977,566,770 (99.78%)	2,144,090 (0.22%)
(b)	重選Christopher Patrick Langley先生OBE為獨立非執行董事。	971,777,276 (99.19%)	7,929,384 (0.81%)
(c)	重選Manfred Kuhlmann先生為獨立非執行董事。	958,104,176 (99.18%)	7,933,584 (0.82%)
(d)	重選Stephan Horst Pudwill先生為集團執行董事。	976,625,290 (99.69%)	3,085,570 (0.31%)
(e)	授權本公司董事會釐訂截至二零零七年十二月三十一日止年度董事酬金。	968,317,180 (98.89%)	10,915,980 (1.11%)
4.	續聘德勤•關黃陳方會計師行為本公司之核數師並授權董事會釐訂其酬金。	1,001,583,780 (100.00%)	0 (0.00%)
5.	批准授予董事一般授權以配發、發行及處理額外股份，(i)倘屬配發及發行股份以換取現金，其數額以不超過決議案通過日期本公司已發行股本面值總額之10%為限；及(ii)倘屬配發及發行股份以換取現金以外之代價，其數額以不超過決議案通過日期本公司已發行股本面值總額(減去依據上文(i)項配發及發行之任何股份)之20%為限。	868,596,300 (86.72%)	133,004,480 (13.28%)
6.	批准授予董事一般授權以購回不超過決議案通過日期本公司已發行股本面值總額10%之股份。	1,001,602,780 (99.99%)	6,000 (0.01%)
7.	授權董事配發及發行相等於本公司依據上文第6項決議案購回股份數目之額外股份。	854,252,600 (85.34%)	146,763,980 (14.66%)
8.	批准並採納二零零七年優先認股權計劃。	674,293,312 (69.07%)	302,005,644 (30.93%)
9.	批准修訂本公司之組織章程細則。	1,000,956,080 (99.99%)	6,000 (0.01%)

由於第1項至第8項決議案之贊成票超過所投票數之50%，故各項決議案獲正式通過為普通決議案。此外，由於第9項決議案之贊成票超過所投票數之75%，故該決議案獲正式通過為特別決議案。

於股東週年大會日期，本公司已發行股本為1,505,050,652股股份，即為有權出席及可對股東週年大會上提呈之所有決議案投贊成票或反對票之持有人所持股份總數。於股東週年大會上，主席要求就所有提呈之決議案進行投票表決。本公司之股東均可對股東週年大會上提呈之任何決議案進行投票而不受限制。

本公司之核數師，德勤•關黃陳方會計師行，擔任為投票表決之監票人，並根據本公司所收回之投票表格，與投票結果摘要作出比較。德勤•關黃陳方會計師行就此進行的工作並不構成按照香港會計師公會頒布的《香港核數準則》、《香港審閱應聘服務準則》或《香港審驗應聘服務準則》進行的審驗應聘工作，亦不包括就法律詮釋或投票權利事宜作出保證或提供意見。

並無任何一方在本公司於二零零七年五月四日寄發之通函內表示擬對股東週年大會上提呈之任何決議案投反對票或放棄投票權。

承董事會命
創科實業有限公司
公司秘書
陳志聰

香港，二零零七年五月二十九日

於本公告日期，董事會包括五名集團執行董事，即Horst Julius Pudwill先生(主席兼行政總裁)、鍾志平博士GBS JP(副主席)、陳建華先生、陳志聰先生及Stephan Horst Pudwill先生；一名非執行董事張定球先生；及三名獨立非執行董事Joel Arthur Schleicher先生、Christopher Patrick Langley先生OBE及Manfred Kuhlmann先生。

END